Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

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EDITED TRANSCRIPT

DVN.N—Devon Energy Corp at Bank of America Merrill Lynch Global

Energy Conference (Virtual)

EVENT DATE/TIME: NOVEMBER 11, 2020 / 9:00PM GMT

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global Energy Conference (Virtual)

CORPORATE PARTICIPANTS

David A. Hager Devon Energy Corporation—President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

PRESENTATION

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, good afternoon, everyone. Thank you for joining us for our next fireside session of this 2020 Virtual Energy Conference. Again, I hope everyone is doing well out there. And I just want to remind everyone that we have a Veracast system set up and if you have any questions, please just type them in there, and it will come directly through to us, and we can read those questions on the call.

So with that, I am truly delighted to be joined this afternoon by Devon Energy and Chairman and CEO, David Hager, who, I guess, will become Executive Chairman of the new combined Devon, WPX sometime in 2021. So Dave, I hope you’ll still come and do our conference. But in your new role...

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, if you do it in Miami, I will, yes.

QUESTIONS AND ANSWERS

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

I’ll hold you to that because we hope to be there in person again next year. So folks, I have a bunch of questions I’d like to answer. And again, please do make your questions known, and we’ll get to them. But Dave, I’ve asked this question of a lot of companies, you’re in a rather unique position, given we’ll talk about your business model here in a second. But from your perspective, how is this oil cycle different? And particularly, in the context of U.S. shale production going forward, how do you see those 2 things playing out over, let’s say, the next 5 years?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, I think to really fully understand the context of the — where we are. Again, it may be my age, but I like to go back and just talk about where we have been as an industry for probably the first 30 years of my career and how it has transitioned the last 10 years of my career. And I’d say, overall, that the first 30 years was an era of scarcity, and the great reward that you got was when you made a significant discovery, and you would be confident that the economics of this significant discovery that you made would more than make up for the dry holes you drilled to get to that point.

But there’s certainly just an overall feeling in the industry that it was — success was defined by the discovery of incremental hydrocarbons. And kind of a proxy for that success is if you could grow your production that indicated that you’re having success with your E&P model. And so there’s a great emphasis on growth, which we believe would translate into NAV growth.

And in the unconventional world really put — totally changed that model. But it’s, frankly, taking the industry to come around some period where we’re now generating such — the efficiencies that we can really take advantage of the unconventional model. So when the unconventional horizontal drilling and hydraulic fracture really started coming into vogue, it was new. We’re still, as an industry, trying to figure out what areas throughout

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

the world or the U.S. or whatever, work for hydrocarbon — unconventional hydrocarbons. What zones in those areas were? And so there is a huge amount of appraisal work that was taking place as well. Some areas work, some areas didn’t. And so you didn’t have near the capital efficiency that you have now in the industry.

And there was still this feeling that growth in production was a proxy for success in the industry. And so what we did was a great thing for the country overall with producing hydrocarbons at much lower prices, and energy independence and all the benefits that come for that, but we didn’t do good for our industry. So I think there’s finally an understanding in our industry that we have to have a financial model that makes sense for everybody. And because of that — and that production growth is not a proxy for success of our companies, and that we have to moderate the production growth that we see.

And so now, also, we’re in a much more mature state where we don’t know totally, but we know to a much greater degree, what areas are good for prospectivity? What zones and what areas are good. We know when we should drill the Wolfcamp, when we should drill the Leonard. What areas of the country work, et cetera, et cetera. So we’re in a place where we can deliver much greater capital efficiency as an industry. And when we — and if we combine that with moderating the production growth that we can really generate returns that are going to be attractive to the investor. And so that’s where I think we are in the cycle.

Now as finally this realization that we have a model that can work. And — but it’s fundamentally different than what, frankly, myself and many other people in the industry were brought up to believe, represented success for many, many years in this industry.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, I think — I mean, you and I have had the opportunity to talk about this before, and I’m not going to beat that horse to death today, but you’ve clearly led the industry in this idea and you talked about sub-5% or up to 5% growth for stand-alone Devon. But when you take a step back, before we talk about WPX and consolidation, when you look forward from the discussions you’ve had with investors, what do you think they’re looking for? And let me elaborate just a little bit.

So energy is 2% of the S&P. If you take out the majors and the refineries and the service companies, it’s even — it’s less than 1%. And then you’ve got a handful of E&Ps. And no disrespect to you guys, but one of your peers said a couple of weeks ago, Pioneer, that coming out the other side of this, there’s going to be a handful of investable E&Ps. But they didn’t have Devon as one of them, which we have a buy rating on you. So I would challenge that.

But the point is that there is obviously a question of relevance and a question of materiality. So when you talk to investors and when you think about what you want to represent as an investment opportunity, what does that look like? How do you differentiate in such a — given the backdrop I just laid out?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, I think there are several elements you have to have as a company to really be successful. You have to have top-tier assets. And we certainly feel, particularly with the combined WPX, that we’re going to have that. You didn’t have to execute extremely well on those assets. So drilling — capital efficiency, for instance, during the completion cost, minimize those while getting top-tier results from the wells that you drill. And we’re confident we can deliver on that also.

You have to have financial strength, a third element. Because we don’t control the commodity price and so we have to have that financial strength to withstand what has become now 3 times at 11 years, significant price collapses. So you can maintain some continuity in your operations because overall, that will enhance return versus having an up and down cycle in your operations.

Fourth, I think, ESG excellence is a new element that is extremely important and certainly something we’re very focused on as a company.

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

And then fifth, I think, does go to what you’re talking about, a disciplined returns-driven strategy that incorporates all the elements that I just talked about. So we think we have all those elements. We think that’s what the shareholders are looking for. Frankly, I think companies historically have had probably some of those elements, but not put all of them together. And we feel good that we’re really one of the companies that’s leading the industry, not the company [to squeeze in] the industry and emphasizing all of those elements.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. Well, I think, I mean, the cash return story we’re going to talk about here in a minute in terms of the cycle. But one other major event has happened, Dave, since the earnings, which, of course, is the election. And now we have, to be confirmed, but we may have a Democratic administration. You guys had laid out, I think, that you had enough visibility to manage through any risk to federal drilling or leasing. What is the current situation today? Have you had any discussions with the state and what kind of visibility for the combined company do you see in terms of your ability to execute on your federal lands program?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, we think we’re going to be able to execute extremely well on our federal lands program. And first off, and I’ve gone through these elements before, I think the most important thing is we — just — if you just take New Mexico, New Mexico is fundamentally an oil and gas state. 40% of the revenue of the state comes from oil and gas. And it is extremely important to their economy. Their governor, Michelle Lujan Grisham, who’s helping lead the Biden transition team, I’ve personally been on Zoom calls with Rick and I — Rick Muncrief and I have been on Zoom calls with her as recently as 2 or 3 weeks ago, where we talked about this for 2 or 3 weeks. And she’s a big supporter of our industry and understands the importance of federal acreage and the ability to execute on that. And so I’d anticipate a moderate policy to come out of a potential Biden administration.

It does appear that on the Senate side, we’re — as of today, it looks like now, with Alaska being called, we’re at 50-48 on the Republican side with 2 more elections to come up in Georgia. See how those turn out. But again, I think it’s unlikely, regards of how those turn out, that we see significant new legislation that’s going to impact our ability to do things.

It is important for us to perform our operations in a very environmentally responsible manner. And that’s something that Devon has always paid attention to. They’re working on new methane rules in New Mexico. We’ve worked closely with all the appropriate people, including the state on what may be appropriate regulations for that. And we’ve done in a very constructive manner. The governor has acknowledged that. And so we think we’re the type of company that, whether it be at the state or federal level or whether you’d want to operate on federal acreage, and we’re very confident, not to mention our permit backlog that we have of over 500 permits in the Delaware Basin alone on federal acreage [live] by the end of the year. We’re very confident on being able to continue operations.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

And then just to be clear, the current — at the combined company level, what does that represent in terms of a drilling inventory? So I don’t know if you want to describe it as years of drilling backlog or how you want to characterize it. What does it look like for the combined company?

David A. Hager - Devon Energy Corporation—President, CEO & Director

More than 4 years.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. So you’re covered through an election cycle. I assume that includes the renewal?

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, the federal permits, just to be clear, they are good for 2 years, and then they — then there is a — they have to be renewed for an additional 2 years. So there — it would require renewal of those permits. That has never been denied in the past. It’s a sundry notice type process, and we believe that will continue to be the case.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. We’ll get to the deal here in a second. But I want to — I mean, obviously, the S-4 was filed, I want to take a slightly different approach and ask the question on consolidation, Dave, from Devon’s standpoint. So clearly, WPX went through a process. But Devon, as a willing buyer, can you characterize what your position has been? Have you been looking for — where are you looking for a deal? Were you specifically interested in thisdeal? Were you open to other opportunities? So what — how is Devon positioned from — in terms of its role in consolidation?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, we — we’ve communicated pretty consistently, Doug, I think that we’re very confident that we could have executed very well as a stand-alone company, that we had a portfolio that we could be competitive with. But we do recognize, at the same time, that there are other factors at play here. You can realize synergies through the appropriate transaction. And it has — G&A synergies are always reasonable assume you can achieve. But in addition to that, you want to get one where you can to achieve operating synergies, if at all possible. And we certainly saw that possibility with the WPX transaction.

We also do recognize that scale matters in this business. And so incremental scale to be of such a size that you are recognized by the potential shareholders was another element. So we were — go, as always, have an internal evaluation and strategic planning process where we think about whether we should be a consolidator, whether we should look to be consolidated, every possible outcome. And we believe that there were — and there is a very small list of potential companies that might be interesting in this type transaction.

And I think what makes this probably still a little bit unique is that we wanted to take the approach of really a merger of equals on this. And there’s been a lot of transactions, and we’ve all been involved in them where at 80% or 90% of the assets come from one side. And so you take the assets, but you really don’t focus on learning much from it. You just, frankly, don’t — say you don’t need many of the people from the company you’re acquiring. And you just continue to do things the way that you’ve always done them and just take the asset base. And we think we’ve done well at Devon, but we’re also very open-minded that we don’t have a quarter on every best idea out there.

And when we looked at WPX, we saw a company that was executing very well on its own. And Rick Muncrief and I have a great deal of trust in each other. And when we started talking about, I said, let’s try to create — see if we could create a company here that’s better than either one of us could easily achieve by itself. And certainly, it helps to have synergies, but there’s also intangibles that go into it. Just taking the best processes, the best way of doing a lot of different things in the business. And so that’s what we’re doing with this. And that’s why we’ve taken the approach to have a — at the Board level, at the senior management level to use that approach. We’re currently working on with transition teams around that whole — that entire — same philosophy. And so we’re very confident.

We’re creating something here that’s going to really be an outstanding company and is a step above what either one of us could have easily achieved independently. And that’s the type transaction that was interesting to us, frankly, is where can we do this type thing that really can create some unique incremental value to the other type transactions wouldn’t do.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, the combined company, Dave, puts you in a pretty strong position. Obviously, you’re a little bit more diversified versus stand-alone Devon. So I guess, a couple of questions come out of that. And it’s always — I don’t want this to sound either silly or petulant, jam tomorrow or whatever

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

idiom you want to use, but the question that comes up a lot is materiality. Are you still big enough? Is consolidation got further to run eithergenerically, in your opinion, or specifically, for Devon, WPX? Is there more to do in terms of consolidating the business?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, generically, yes, I would say there is. I think there’s still — this business, if you were going to take a blank sheet of paper and say, how would you design this industry to most efficiently develop the resources that are present, we’re nowhere near being there from an operating standpoint or from a G&A standpoint. There are too many companies with too much overhead. And given where most likely commodity prices are going to be, it’s important to drive your breakevens as low as you possibly can so that you can generate free cash flow at a lower price point. And then obviously, even stronger free cash flow as prices improve. And there’s still a ways to go for the industry. So I think generically, the industry needs to continue to look for consolidation opportunities.

Now are the combined Devon, WPX going to participate in that? Obviously, our first priority is to very successfully manage this transition into one company that’s rowing the boat together and really achieving everything that we think we possibly can achieve. And so far, I can tell you, I think we’re well on the path to doing that, but that’s our #1 priority.

Could there be additional opportunities in the future? Yes, there could be possibly opportunities. But I can tell you, just as you can see how Devon was incredibly disciplined on this transaction, that same approach would continue in the future. And so it gets to be a pretty small universe when you start putting all the criteria on that may possibly make sense. And then we’re going to be — well, I don’t know if any of those will really work out or not, but that’s our duty to think about possibilities and check out to see if things potentially could work. But I can tell you, if we do, it’s going to be incredibly disciplined.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, that’s good to know because, I guess, the mantra I’m pushing for is good assets in the hands of great management. And to your point, you were quite disciplined here. But I think the follow-on question, which is again, going back to the S-4. It looks like everything from a Devon standpoint happened fairly quickly. So when you look at the synergies that you’ve laid out, the capital high grading, the portfolio structure, the potential maybe even for asset sales, how well scrubbed is that? And what I’m talking about more upside to the synergy number, for example, because as you get further into the wheat. So maybe you could characterize for us the extent to which there may be some different outcomes when you get fully done with the consolidation.

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, to cut to the chase, we think there is upside to the — we’ve said $575 million total in synergies, $300 million of that coming from the legacy Devon and $275 million from the combination of Devon, WPX. But we think there is upside to that number, and we’ve tried to put a number out there that we’re very confident that we can achieve. I’d say, Doug, this — the merger may have happened. In a way, it happened very quickly. In a way, it happened very slowly. And the way I’d say it happened very slowly is that the 2 primary assets that WPX has in the Delaware Basin, Devon had actually done a very steep technical analysis of both of those assets at the time — or during the (inaudible) has acquired those. So we know those assets extremely well already. So we have a sense of what those are all about.

And so frankly, when it came to the actual due diligence, all we had to do is update our existing models that we had internally on those assets with just the very latest well results. But we feel confident that the synergies that we’ve laid out, as I said, we’re going to achieve them. I think we’ll get more. It’s still early days. We still have not done all of the due diligence, I guess, you would say, to confidently raise the number at this point. We need to get technical teams talking to each other even more to get even greater granularity than we provided.

But I can tell you, we’re extremely comfortable with what we have said, and I’m very optimistic those numbers will increase in the future as we get to technical teams to even — do even more detailed look at the asset base.

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

So as a follow-on, and maybe it’s a little bit too premature to ask about this, but if I could characterize and maybe wrongly, but I’ll try and characterize your asset base. So the Eagle Ford one, originally, you were operating with, I guess, now with BP. There was always some debate over the longevity of that asset. On the other hand, you have an early end or an early gestation asset in the Powder River. And then, of course, you’ve got the maturity and WPX back and your maturity in your own sector leading Delaware position.

So how would you rank those assets in terms of — are any of them — are all of them competing for capital in the combined portfolio? Or is there a high-grading opportunity, ultimately, potentially even disposal?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, I would say that the bulk of the capital is going to be spent in the Delaware Basin. But each of the Eagle Ford, Anadarko Basin and Bakken are competing for capital. They just have lower levels of inventory than you have in the Delaware Basin. But as far as — we don’t fund things just because we’re trying to throw a little money around everybody. That’s not the approach we take.

The approach we take is they have to compete on a returns basis. And each of those are competing for capital. And the one that may seem a little surprising to some people when I say, that’s true in the Anadarko Basin. But when we look at the terms of the deal that we have with Dow there, coupled with $3 gas, those are competing very well with what we see in the Delaware Basin right now. The terms of the Dow deal, where we pay 1/3 of the capital, roughly half of our interest, and they pay 2/3 of the capital. That really — that promote really helps out those along with the higher gas prices.

The one that’s a little more challenged at current commodity price environment would be the Powder River Basin. And so there, we have long-term leases. We’ve drilled some wells where we know we have a lot of hydrocarbons present, particularly in the Niobrara formation and is present over an extensive portion of our acreage position, probably in the order of 200,000 acres. We think we understand what spacing we — is appropriate from a horizontal standpoint. We’re still working on completion designs to really optimize the completion from a vertical sense in the Niobrara. And then we will have to get into full development mode, which really drive the cost down much as we continue to do in the Delaware Basin. So we’re confident we can drive the cost down.

Having said that, it’s probably more of something that is going to compete for capital at scale more with $45 to $50 oil. And so that’s the ones — a step behind the others, I’d say right now, for competing for capital, but a large resource there. And it is very leveraged to oil prices because it’s about 80% oil. And so there once you get above [50], it makes a huge amount of difference in the reality of economics.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research Those are federal ones, Dave?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Yes, that’s correct. 10 years. So we have that acreage for some period of time. So we have the luxury of doing good technical work, optimizing the results and then being patient, both on the technical work and on pricing to go — before we attempt to go scale with a program out there.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. Before we leave the asset, the capital allocation on the assets. So I’m curious about your comment on the Anadarko because we obviously saw one of your competitors, Continental, talking about the optionality of different commodity mix. And obviously, the Anadarko is back on the

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

table again, given, to your point, the higher gas price. So what are you doing there currently? I mean is the plan to kind of stem the decline there? Or what’s your — how would you have us think about the Anadarko at this point?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, again, we don’t really try to optimize declines or say, we’re going to maintain production flat in or any sort of internal goal for any of our basins. We fund the highest return opportunities given how much capital we want to spend, regardless of where the wells are drilled and then production just falls out of that on an individual basin — basis. So — but given that, we think that the Anadarko is going to compete for capital. We are making plans right there now to go out in early 2021 and go out with a couple of rigs and resume activity. It’s going to be most likely more focused on the liquids-rich portion of the play. And again, with the higher gas prices and the terms of the Dow deal, this competes for capital very well.

I’m not going to say this, overall, I can’t give you an exact number, but I don’t think it’s going to quite stem the overall decline in the Anadarko Basin. But again, that’s not our overall goal. Our goal is to optimize returns.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. I appreciate the mix is going to play out over time. So taking a step back on growth. If you think about up to 5% is obviously a lot slower than the industry has been and as Devon has been in the past. What does that do to your inventory depth? Because I imagine it lengthens it.

David A. Hager - Devon Energy Corporation—President, CEO & Director

Yes. Absolutely, lengthens it. And so we have very deep inventory to the combined company. And so inventory depth is really not a challenge for us. And the quality of that inventory test is such that we can maintain a great deal of capital efficiency for many, many years without even assuming any sort of improvement on drilling and completion efficiency, and which inevitably is going to happen. So I think through time, that we’ll be driving the maintenance capital even lower, which in itself, as we drive that lower, will lengthen the inventory even more. So the combined company is going to have a tremendous inventory of high-quality assets that we can choose from.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, where I was going with this was, if you look at the quality of some of the results you’ve had out of the Delaware and obviously, New Mexico, Delaware, I’m curious as to whether — with a longer inventory depth, if we see the activity move to the highest quality opportunities in the portfolio. And as a consequence, the productivity of the average well goes up. Am I thinking about that right?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Yes. I think that is going to happen through time. Obviously, you have offsetting things. And we’re drilling what we think are some of our highest quality opportunities now, but we have a very deep inventory of those, and we’re going to continue improve on drilling and completion costs. So yes, I think through time, you’re just going to — just as you’ve seen in the last couple of years, you’re going to see that continue to improve.

The story with Devon that I’m not sure everyone quite gets it. Why we are delivering and have been delivering such outstanding results over the past couple of years is we’ve moved essentially into full development mode in the Delaware Basin, where back in ‘16, ‘17 and ‘18, where we have several different blocks of acreage within New Mexico, all are high quality, but we’re doing a lot of appraisal work trying to figure out which were the most optimum zones, what was the right spacing on those zones. And we have largely completed that work.

So really beginning in 2019, we largely went into full development mode. And so that optimized the actual well results from a rate standpoint and an EUR standpoint. But it also allowed our — us to drill and complete the same type well over and over and over again. And if you talk to our drilling

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global EnergyConference (Virtual)

people, they think the keys are that we’ve had a very stable drilling design for those wells. And then we’ve just continued to optimize on how we actually execute around that design, and to drive out any nonproductive time on the drilling side to increase the number of stages per day on the completion side, et cetera, et cetera.

But it’s the level of maturity of a consistent drilling design and ability to optimize around that is really, along with the productivity of the wells, is really leading us to best-in-class results. And it’s going to continue for a long time because we — the depth of the inventory we have.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, this really gets me to the number of, I guess, the question around valuation, Dave, because one of the — maybe I’ve taken it to a place that you weren’t anticipating. But when you started coming out, you and some of your peers started talking about sustaining capital, I’ve taken that and said, okay, if this is what — if we trust what management is telling us, and this is what you can sustain the business at with a given declared level of cash breakeven, we, the market, can then define in a very transparent basis what we think your equity value is because basically the DCF of your free cash flow, and that’s sustaining capital level.

Now — so hopefully, that makes some sense. I know Scott has put out in some detail. So with the combined company, you’ve dropped the breakeven again to $33. So the question I really want to ask you is, when you — I know it’s very simplistic, and I realize that there’s a lot of folks putting tremendous levels of effort into delivering the output. But at the end of the day, the generic investor, you’ve given them a very simple framework. So for me, the critical question is, when you talk about $1.7 billion with synergies, $33 breakeven, the critical question is for how long? And how does that $1.7 billion evolve? So what would you say to those 2 questions? How long? And how does it evolve?

David A. Hager - Devon Energy Corporation—President, CEO & Director

It trends down and then it’s going to sustain itself for many, many, many years. It’s going to trend down because we’re continuing to drive greater capital efficiencies. Plus, we’re going to see a flattening of the decline. And probably the other great thing that’s been going on here, I haven’t emphasized too much either, is that we’ve done a lot of work around the production base or the base production. And to optimize that and drive the decreased downtime associated with that. And so all of that translates in the ability to maintain production with less capital. And so that is something that we’re going to be able to continue to drive down.

And because of the depth of the inventory and the continuous improvement that we’re going to have both on the drill and completion side and the flattening of the curve plus just attention to the base production, it’s a model that’s sustainable now and can then produce the financial outcome that you’re describing.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, I guess, leads directly to the value proposition for the whole industry. And that’s why one of the reasons that we think you’ve been a thought leader on this, obviously. But it gets me to the discussion around the variable dividend, the cash returns and so on. And I think you actually went as far as to layout a formula, whereas, some of your peers haven’t yet quite defined how they see this.

So walk me through, if you don’t mind. Oil is — let’s assume oil recovers to $50. How does Devon or the combined Devon, WPX proceed in sharing those, I don’t want to call the windfalls, but upside with investors. What’s the mechanism? I mean at $80 oil, you’d be throwing off an enormous amount of cash, right, from my mouth to God’s ears. But there is a scenario where the numbers get kind of big pretty quickly. So how do you thinkabout that, the flexibility around that variable dividend?

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global Energy

Conference (Virtual)

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, again, we’ve said that we don’t have plan to grow production at all unless oil is at least $45 WTI. And then by the time we reach $50 WTI, and we will be generating significant free cash flow at $45 WTI. And then between $45 and $50, we’d balance between oil production growth and increased — continuing more free cash flow growth. And by the time we get to $50, we think we’ll accomplish all of our strategic objectives of 5% production growth and very competitive free cash flow yield. And if we get — if prices get above $50, we will just still limit our production growth to 5% and just increase the free cash flow that’s available to go back to shareholders.

And so we have laid out what we think is a quite simple formula to think about how we’re thinking about the variable dividend where just on a quarterly basis, you take the operating cash flow and subtract off the cash capital expenditures to get the free cash flow. Then you subtract the fixed quarterly dividend to determine the excess free cash flow. And we said we’d pay up to 50% of that out through a variable dividend as long as we meet certain criteria, which is having sufficient cash balance, which we defined as at least $500 million, and having a strong balance sheet and leverage ratios. And we set a constructive commodity price outlook. And so that’s probably the most big part of that is what’s constructive.

Well, it’s one of those things you know it when you see it, I guess, you’d say. But I mean, what we want to make sure is we don’t see a double dip of a pandemic or something like that coming in the future, where it just is not a prudent thing to be paying out too much cash because we perceive a much worse price environment in the future.

So we think it’s a pretty simple layout to it, and you’re right. And we’ve tried to give you in the material that we’ve put out our version of how much free cash flow we could generate at various commodity price levels. And it’s very substantial, and we think will allow Devon to compete effectively, not only within the E&P space, but with other industries. And I appreciate how you attempted to lead me through the questions, Doug, to lay out the case that is sustainable. And sustainable and perhaps should even improve through time as we drive down our maintenance capital.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, maybe just to kind of get to the end of our session, Dave, we’ve got about 10 minutes left. I want to kind of go back to some some higher level thoughts. Before I do that, however, just to be clear on the variable dividend, is this predicated on having achieved your debt targets first?

David A. Hager - Devon Energy Corporation—President, CEO & Director

No. No. No. We think that on a net debt basis, we’re comfortable where we are to start the variable dividend policy after the close of the transaction.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. So the last question is obviously a — become a very big deal for energy companies nowadays is obviously ESG. And I want to ask you, I mean, there’s a slide in your deck. Obviously, you lay out some of the things you have done in terms of performance. But I want to ask you 2 specific questions. One is on commitments to things like Zero Routine Flaring and some of the aspirational targets that some of your peers have talked about and net-zero emissions over some period of time, whether it be BP or whether it be most recently Occidental. How do you think about those2 things?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, we have had essentially a commitment at Devon to do — depending on your definition, but no routine flaring for some time. And why I say that is we have — take the Delaware Basin where, obviously, the bulk of the value comes from the oil side, and some companies, and you can make the case is maybe even the most economic thing to do is just to flare the gas and produce the oil. You don’t have to invest in the infrastructure on the gas side that may not create much value. We don’t do that.

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global Energy

Conference (Virtual)

We do not bring wells on until we have gas takeaway capacity available. And we do green completions. So the only flaring that we do is when we have an upset condition from one of our third-party midstream providers whether they have compressors that go down or some other operational. And they tell us, well, we’re only going to be down for a very short period of time. And so we might make the decision to continue production during that time and flare the gas.

Frankly, we’ve become much more restrictive on how we think about that also here. And so the net result of all this is our flaring is well below 1% in the Delaware Basin. We’ve actually bought out the infrastructure from some of our third-party providers, and we’re not happy with their performance and it’s driven our flaring statistics up.

So we think we’re absolutely committed to doing that, and it’s the right thing to do and are proud of it. As far as — I guess, I get a little bit more vague on this net-zero carbon emissions and involves the purchase of carbon offsets or doing as something else and — or perhaps some other line of business that we’re not currently involved in. So I don’t have a commitment to that at that point. We have to realize we’re in an extraction industry that does emit carbon, but I can tell you that we are doing all that we can to lower our intensity. You can see we lowered our GHG emission intensity rate 19% year-over-year. And so we’re doing all the things that we think are prudent for an E&P company to do.

We’re going to always look to improve on that. And that’s been the culture of Devon, frankly, for a long, long time, is to be a good neighbor and to be a good citizen wherever we operate. And I think if you check around out in the field, what do the communities feel about Devon, where we operate, I think you’ll get a really, really positive viewpoint of the values of the company. To go back really, I give a lot of credit to Larry Nichols and how he has founded the company and his — and those values just permeate throughout the organization. And frankly, if you don’t exhibit those kind of values, it kind of stands out around here. It’s a unique culture. So we’re going to continue to do the right thing, and we’re going to continue to improve on that.

But as far as net-zero carbon, I think that’s going to take some more thoughts. Just to be totally transparent, is that at an achievable thing for something that’s purely in the E&P business?

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

I know it’s a tricky one to answer. I’m going to close out with another ESG question, Dave, if you can stand it. This one is a little bit more specific because Occidental recently signed direct air carbon capture commercialization deal with a private equity company. Earlier today, we did a call with ExxonMobil, who said they’ve got the direct air carbon capture technology ready to come right off-the-shelf if the economics are there. Is it something that Devon would ever consider as part of their — whether you license it or participate or something to move you towards mitigation as opposed to prevention?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Well, we are open-minded. I’d say — and just to answer it very generically, Doug, that we’re very open-minded around anything that we can do to become stronger in the space. We’re evaluating new technologies currently that can improve our performance. We just came out with our new sustainability report. I encourage anyone who’s interested in it to take a look on our website. We think it is one — frankly, one of the best in the industry around transparency and accountability, where we try to tie the metrics, and give specific metrics, and try to tie them back to some of the some of the standards that are trying to be developed around ESG metrics. So we are open-minded.

I hesitate to say anything too much about any specific technology or initiative. But we — it’s one of the pillars of what we think takes to be a successful company. It takes great assets. You got to execute on those assets. You got to have financial strength. You — and to be an outstanding performer on ESG and you have — need to have the right cash return business model. And that’s what we think are the foundational things to be an E&P company that’s going to be an investable E&P company in the future, and we’re going to deliver on those fronts.

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NOVEMBER 11, 2020 / 9:00PM, DVN.N - Devon Energy Corp at Bank of America Merrill Lynch Global Energy

Conference (Virtual)

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Well, Dave, again, I’m very grateful for you taking some time today. I lied, I’ve got one final one just to close this out. Timing — best expectations on the WPX close?

David A. Hager - Devon Energy Corporation—President, CEO & Director

Somewhere around the end of the year.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Okay. Well, with that, thanks very much, indeed, Scott. Thanks for making time for Dave to participate with us today. And I do hope to see you in person next year in your new role as Executive Chairman, Dave.

David A. Hager - Devon Energy Corporation—President, CEO & Director

I do too, Doug. Thanks a lot. Really enjoyed this chat.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division—MD and Head of US Oil & Gas Equity Research

Thanks very much, Dave. Bye-bye.

David A. Hager - Devon Energy Corporation—President, CEO & Director

Okay. Bye-bye.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a document that serves as a prospectus of Devon and a preliminary joint proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement has not yet become effective and the joint proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

PARTICIPANTS IN THE SOLICITATION

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.